UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER

THE TRUST INDENTURE ACT OF 1939

Mrs. Fields Famous Brands, LLC

Mrs. Fields Financing Company, Inc.

GACCF, LLC

GAMAN, LLC

Mrs. Fields Franchising, LLC

Mrs. Fields Gifts, Inc.

PTF, LLC

PMF, LLC

Mrs. Fields Cookies Australia

TCBY Systems, LLC

TCBY International, Inc.

TCBY of Texas, Inc.

The Mrs. Fields’ Brand, Inc.

Mrs. Fields’ Original Cookies, Inc.

TCBY of Saudi Arabia, Inc.

TCBY of Mexico, Inc.

TCBY of Aruba, Inc.

TCBY United Kingdom, Inc.

TCBY of The Philippines, Inc.

TCBY of Qatar, Inc.

TCBY of Israel, Inc.

TCBY of Portugal, Inc.

TCBY of The Netherlands, Inc.

TCBY of Australia, Inc.

TCBY of Jordan, Inc.

TCBY of Kuwait, Inc.

TCBY of Turkey, Inc.

TCBY of Bolivia, Inc.

TCBY of Colombia, Inc.

TCBY of South Africa, Inc.

(Name of Applicant)

2855 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121-1050

801-736-5600

(Address and Phone Number of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT

10% Senior Secured Notes due 2014	Up to a maximum aggregate principal amount not expected to exceed $60.0 million

Approximate Date Of Proposed Public Offering:

As promptly as possible after the Effective Date of this Application for Qualification

Michael R. Ward, Esq.

Interim Co-Chief Executive Officer, Executive Vice President and Chief Legal Officer

2855 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121-1050

(801) 736-5600

(Name and Address of Agent for Service)

With a copy to:

Randall H. Doud, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1.                                      General Information.

(a)                                  Form of organization:  The issuers (the “Issuers”) of the New Notes (as defined below) will be Mrs. Fields Famous Brands, LLC (“MFFB”), which is a Delaware limited liability company and Mrs. Fields Financing Company, Inc. (“MFFC”), which is a Delaware corporation. The following corporations and limited liability companies will be the guarantors (the “Guarantors”) of the New Notes: (a) Mrs. Fields’ Original Cookies, Inc, (“MFOC”) and The Mrs. Fields’ Brand, Inc. (“MFB”), each of which is a Delaware corporation, (b) Mrs. Fields Cookies Australia (“MFCA”), TCBY International, Inc. (“TCBYI”), and Mrs. Fields Gifts, Inc. (“MFG”), each of which is a Utah corporation, (c) TCBY of Texas, Inc. (“TCBYT”), which is a Texas corporation, (d) TCBY of Saudi Arabia, Inc., TCBY of Mexico Inc., TCBY of Aruba, Inc., TCBY United Kingdom, Inc., TCBY of The Philippines, Inc., TCBY of Qatar, Inc., TCBY of Israel, Inc., TCBY of Portugal, Inc., TCBY of the Netherlands, Inc., TCBY of Australia, Inc., TCBY of Jordan, Inc., TCBY of Kuwait, Inc., TCBY of Turkey, Inc., TCBY of Bolivia, Inc., TCBY of Colombia, Inc., and TCBY of South Africa, Inc., each of which is an Arkansas corporation, and (e) GACCF, LLC (“GACCF”), Mrs. Fields Franchising, LLC (“MFF”), PTF, LLC (“PTF”), PMF, LLC (“PMC”), TCBY Systems, LLC (“TCBY”), and GAMAN, LLC (“GAMAN”), each of which is a Delaware limited liability company.  The Issuers and the Guarantors are referred to collectively as the “Applicants”.

(b)                                 State or other sovereign power under the laws of which organized:  See the information provided in response to Section 1(a).

2.                                      Securities Act Exemption Applicable.

Pursuant to the terms and subject to the conditions set forth in the Disclosure Statement of the Pre-Packaged Plan of Reorganization, dated August 15, 2008 (including all accompanying exhibits and ballots, the “Disclosure Statement”), the Issuers, their parent company MFOC and certain of the Guarantors will enter into a Plan of Reorganization pursuant to the United States Bankruptcy Code (Title 11 of the United States Code) (the “Plan”) whereby in exchange for their claims pursuant to the Issuers’ outstanding 11 ½% senior secured notes and 9% Senior Secured Notes (collectively, the “Old Notes”) holders of Old Notes will receive the Issuers’ 10% senior secured notes due 2014 (the “New Notes”), cash and an ownership interest in MFOC.  The complete terms of the Plan are contained in the Disclosure Statement and related documents set forth on Exhibit T3E hereto and are incorporated by reference herein.

The New Notes and related guarantees (the “Guarantees”) will be issued under the indenture (the “New Indenture”) to be qualified by this Application for Qualification (this

“Application”).  For more detailed information on the New Indenture, see Item 8 of this Application.

No New Notes or Guarantees will be issued before the effective date of this Application.

The solicitation of acceptances from holders of Old Notes to the Plan is being made in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof and the Issuers expect that the issuance of the New Notes and Guarantees under the Plan will be exempt from registration under the Securities Act by reason the applicability of Bankruptcy Code Sections 1145(a)(1) and (2) and Section 18(b)(4)(C) of the Securities Act.  The Issuers have retained Financial Balloting Group LLC as the “Voting Agent” in connection with the Plan.  The Voting Agent will provide to the registered holders of the Old Notes (each a “Holder” and collectively, the “Holders”) only information otherwise contained in the Disclosure Statement and related documents and general information regarding the mechanics of the Plan.  The Voting Agent will be paid reasonable fees directly by the Issuers for their services.  Regular employees of the Issuers, who will not receive additional compensation therefore, may provide information concerning the Plan to the Holders.

No Holder has made or will be requested to make any cash payment in connection with the Plan other than payment of any applicable taxes.

AFFILIATIONS

3.                                      Affiliates.

Furnish a list or diagram of all affiliates of the applicants and indicate the respective percentages of voting securities or other bases of control.

The following list sets forth the affiliates of the Issuers and the Guarantors as of the date of this Application (note that the jurisdictions of incorporation or organization of entities other than the Applicants is Delaware except where noted and the term “owns” indicates 100% ownership of all voting securities unless another percentage is noted):

1.               Capricorn Investors II, L.P. and Capricorn Investors III, L.P. (“Capricorn III”), each of which is controlled through his indirect majority interest in their general partners, by Herbert S. Winokur, Jr., own, respectively, approximately 50.7% and 32.7 % of the voting securities of Mrs. Fields’ Companies, Inc. (“MFC”); Mr. Winokur also controls Whitestone Acquisition Corp.;

2.               MFC owns Mrs. Fields’ Holding Company, Inc. (“MFH”);

3.               MFH owns MFOC;

4.               MFOC owns MFFB, Pretzelmaker Canada, Inc. (Ontario, Canada) and Mrs. Fields Cookies (Canada) Ltd.(Ontario, Canada);

5.               MFFB owns:

•                  MFFC;

•                  GACCF, LLC;

•                  Mrs. Fields Franchising, LLC;

•                  PTF, LLC;

•                  PMF, LLC;

•                  TCBY Systems, LLC;

•                  The Mrs. Fields Gifts, Inc.;

•                  Mrs. Fields Cookies Australia;

•                  The Mrs. Fields’ Brand, Inc.;

•                  GAMAN, LLC; and

6.               TCBY Systems, LLC owns TCBY of Texas, Inc. and TCBY International, Inc.;

7.               TCBY International, Inc. owns:

•                  TCBY of Saudi Arabia, Inc.;

•                  TCBY of Mexico, Inc.;

•                  TCBY of Aruba, Inc.;

•                  TCBY United Kingdom, Inc.;

•                  TCBY of The Philippines, Inc.;

•                  TCBY of Qatar, Inc.;

•                  TCBY of Israel, Inc.;

•                  TCBY of Portugal, Inc.;

•                  TCBY of The Netherlands, Inc.;

•                  TCBY of Australia, Inc.;

•                  TCBY of Jordan, Inc.;

•                  TCBY of Kuwait, Inc.;

•                  TCBY of Turkey, Inc.;

•                  TCBY of Bolivia, Inc.;

•                  TCBY of Colombia, Inc.; and

•                  TCBY of South Africa, Inc.

Following the completion of the transactions described in the Disclosure Statement, the organization structure set forth above will remain the same from the level of MFOC and below and the ownership of MFOC will be split among a number of persons, including Capricorn III and holders of Old Notes at the time that the Plan is consummated.

MANAGEMENT AND CONTROL

4.                                      Directors and Executive Officers.

List the names and complete mailing addresses of all directors and executive officers of the applicants and all persons chosen to become directors and executive officers.  Indicate all offices held or to be held by each person named.

As of the date of this Application, the names of the directors and executive officers of MFFB are set forth below.  The mailing address for each director and executive officer is: c/o Mrs. Fields Famous Brands, LLC, 2855 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121-1050 and each person’s telephone number is (801) 736-5600:

Name	Position
Michael R. Ward	Interim Co-Chief Executive Officer, Executive Vice President, Chief Legal Officer and Secretary of MFFB
John Lauck	Interim Co-Chief Executive Officer of MFFB and President of Mrs. Fields Division of MFFB
Steven K. Passey	Vice President, Chief Accounting Officer and Treasurer of MFFB
Gregory K. Barber	President of TCBY Systems, LLC
Greg Berglund	President of Mrs. Fields Gifts, Inc.
John D. Collins	Manager of MFFB
Don K. Rice	Manager of MFFB
John D. Shafer	Manager of MFFB
Raymond Troubh	Manager of MFFB

                Messrs. Collins, Rice, Shafer and Troubh are the directors of MFOC.  Mr. Ward is the only director of each of the Guarantors other than MFOC.  He is also the only executive officer of each of the Guarantors and his officer position is Executive Vice President and Chief Legal Officer.

                The Issuers have been advised by the committee of holders of Old Notes with whom the Plan has been negotiated and who together are expected to control a majority of the equity of MFOC following completion of the Plan (the “Noteholder Committee”) that, as of the date of this Application, they have made no determinations as to the post-closing executive officer positions or the directors of MFOC to be designated by the Noteholder Committee as described in the Disclosure Statement.  The Issuers have been advised by Capricorn III that its two designees to serve on the post-closing Board of Directors of MFOC are Messrs. Rice and Collins, each of whom serves on the Board of Directors of MFOC as well as the Board of Managers of MFFB though each may determine to decline to be designated prior to the consummation of the Plan.  The mailing address for each post-closing director and executive officer will be: c/o Mrs. Fields

Famous Brands, LLC, 2855 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121-1050 and each person’s telephone number will be (801) 736-5600.

5.                                      Principal Owners of Voting Securities.

Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicants.

Prior to effectiveness of the transactions described in the Disclosure Statement, the ownership structure of Issuers and MFOC is as set forth in Section 3 hereof.  The address for each of the Issuers is 2855 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121-1050.

The table below sets forth the name and complete address, title of class, amount owned and percentage of voting securities for each person who is expected to own 10 percent or more of any of the voting securities of MFOC immediately following the completion of transactions described in the Disclosure Statement, based on ownership of Old Notes as of the date of this Application and which could change prior to consummation of the Plan.  Following the completion of the transactions described in the Disclosure Statement, MFFB will continue to be a wholly owned subsidiary of MFOC and MFFC will continue to be a wholly owned subsidiary of MFFB.

Name and Complete Mailing Address	Title of Class	Amount Owned(1)	Percentage of Voting Securities Owned
Capricorn Investors III, L.P. 30 Elm Street Greenwich, CT 06830	Common stock	shares	12.5	(2)%
Plainfield Special Situations Master Fund Limited 55 Railroad Avenue Greenwich, CT 06830	Common stock	shares	17.7%
River Run Management, L.L.C.(3) 152 West 57th St. New York, NY 10019	Common stock	shares	10.0%
H Partners Management LLC(4) 152 West 57th St. New York, NY 10019	Common stock	shares	10.1%

(1) The number of shares of common stock of MFOC to be issued in the Plan has not yet been determined.

(2) In conjunction with the transactions described in the Disclosure Statement, Capricorn III will receive 12.5% of the outstanding shares of common stock of MFOC and a warrant to purchase a number of shares of common stock of MFOC such that its total share ownership (including the 12.5% initially owned) and giving effect to the full exercise of the warrant, would equal 30% of the then outstanding shares of common stock of MFOC, other than any shares of common stock to be issued under a management incentive plan to be implemented following consummation of the Plan.

(3) River Run will hold approximately 10.0% of the shares of common stock of MFOC in the following funds: River Run Fund, Ltd. (5.21%), River Run Partners, L.P. (3.53%), and Cold Springs, L.P. (1.24%).

(4) H Partners will hold approximately 10.1% of the shares of common stock of MFOC in the following funds: H Partners LP (7.1%) and H Partners Offshore Fund Ltd (3.0%).

UNDERWRITERS

6.                                      Underwriters.

Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered.  As to each person specified in (a), give the title of each class of securities underwritten.

(a)           No person, within three years prior to the date of filing this Application, has acted as an underwriter of any of the Applicants’ securities.

(b)           There are no underwriters of the securities proposed to be offered in the Plan.

CAPITAL SECURITIES

7.                                      Capitalization.

(a)           Furnish the following information as to each authorized class of securities of the applicant.

As of the date of this Application, MFOC and the other Applicants had the following securities authorized and outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Common stock of MFOC	1,000 shares	714 shares
Common interests of MFFB	100 interests	1,000 interests
Common stock of MFFC	100 shares	100 shares
Common interests of GACCF, LLC	100 interests	100 interests
Common interests of GAMAN, LLC	100 interests	100 interests
Common interests of Mrs. Fields Franchising, LLC	100 interests	100 interests
Common stock of Mrs. Fields Gifts, Inc.	1,000 shares	100 shares
Common Interests of PTF, LLC	100 interests	100 interests
Common Interests of PMF, LLC	100 interests	100 interests
Common stock of Mrs. Fields Cookies Australia	50,000 shares	1,000 shares
Owner Interest of TCBY Systems, LLC	One undivided	One undivided

Common Stock of TCBY International, Inc.	1,000 shares	300 shares
Common Stock of TCBY Texas. Inc.	1,000 shares	1,000 shares
Common Stock of The Mrs. Fields’ Brand, Inc.	1,000 shares	100 shares
Common stock of TCBY of Saudi Arabia, Inc.	1,000 shares	300 shares
Common stock of TCBY of Mexico, Inc.	1,000 shares	300 shares
Common stock of TCBY of Aruba, Inc.	1,000 shares	300 shares
Common stock of TCBY United Kingdom, Inc.	1,000 shares	300 shares
Common stock of TCBY of The Philippines, Inc.	1,000 shares	300 shares
Common stock of TCBY of Qatar, Inc.	1,000 shares	300 shares
Common stock of TCBY of Israel, Inc.	1,000 shares	300 shares
Common stock of TCBY of Portugal, Inc.	1,000 shares	300 shares
Common stock of TCBY of The Netherlands, Inc.	1,000 shares	300 shares
Common stock of TCBY of Australia, Inc.	1,000 shares	300 shares
Common stock of TCBY of Jordan, Inc.	1,000 shares	300 shares
Common stock of TCBY of Kuwait, Inc.	1,000 shares	300 shares
Common stock of TCBY of Turkey, Inc.	1,000 shares	300 shares
Common stock of TCBY of Bolivia, Inc.	1,000 shares	300 shares
Common stock of TCBY of Colombia, Inc.	1,000 shares	300 shares
Common stock of TCBY of South Africa, Inc.	1,000 shares	300 shares
11 1/2% senior secured notes of MFFB and MFFC due 2011, guaranteed by the Guarantors	$115.0 million	$115.0 million
9% senior secured notes of MFFB and MFFC due 2011, guaranteed by the Guarantors	$80.7 million	$80.7 million
16 1/2% note of MFOC	No limit	$6.5 million

                Following completion of the transactions described in the Disclosure Statement, the capitalization set forth in the previous table shall remain unchanged, except that (i) there shall be 90,000 shares of authorized common stock of MFOC, 10,000 shares of authorized preferred stock of MFOC and an as yet undetermined number of outstanding shares of common of MFOC, (ii) the MFOC 16 1/2% note will no longer be outstanding, (iii) none of the existing senior secured notes of the Issuers or related guarantees will remain outstanding, and (iv) not more than $60.0 million principal amount of senior secured notes of the Issuers due 2014, guaranteed by the Guarantors, will be outstanding under the New Indenture.

                (b)           Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

Holders of common interests of each of the Applicants that are limited liability companies are entitled to one vote per each interest registered in such holder’s name.

Holders of common stock of each of the Applicants that are corporations are entitled to one vote per each share registered in such holder’s name.

INDENTURE SECURITIES

8.                                      Analysis of Indenture Provisions.

Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

New Notes

The New Notes will be issued under a new indenture (the “New Indenture”), between the Issuers, and The Bank of New York Mellon Trust Company, as trustee (the “Trustee”).  The following is a general description of certain provisions of the New Indenture, and the description is qualified in its entirety by reference to the Form of Indenture Relating to the New Notes filed as Exhibit T3C.1 hereto.  All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the New Indenture.

(a)                                  Event of Default

Each of the following constitutes an event of default under the New Indenture:

1.                                       the failure to pay the interest on any New Notes or any other amount (other than principal for the New Notes) when the same becomes due and payable and the default continues for a period of 30 days;

2.                                       the failure to pay the principal on any New Notes, when such principal becomes due and payable, at maturity, upon mandatory prepayment, redemption or otherwise (including the failure to make a payment to purchase New Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

3.                                       a default in the observance or performance of any other covenant or agreement contained in the New Indenture (other than the payment of the principal of, or premium, if any, or interest on any Note) or any Collateral Agreement which default continues for a period of thirty (30) days after the Issuers receive written notice specifying the default (and demanding that such default be remedied and stating that such notice is a “Notice of Default”) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the New Notes (except in the case of a default with respect to Section 5.01 of the New Indenture, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

4.                                       the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Parent either Issuer or any Restricted

Subsidiary of the Company or the Parent or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Parent, such Issuer or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $5.0 million or more at any time;

5.                                       one or more judgments in an aggregate amount in excess of $7.5 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing) shall have been rendered against the Parent, either Issuer or any Restricted Subsidiary of the Company or the Parent and such judgments remain undischarged, unpaid or unstayed for a period of 60 consecutive days after such judgment or judgments become final and non-appealable;

6.                                       the Parent, the Company or any Significant Subsidiary of the Company or the Parent (A) commences a voluntary case or proceeding under any Bankruptcy Code or any other applicable similar law with respect to itself, (B) consents to the entry of an order for relief against it in an involuntary case under any Bankruptcy Code, (C) consents to the appointment of a Custodian of it or for substantially all of its property, (D) makes a general assignment for the benefit of its creditors; or (F) takes any corporate action to authorize or effect any of the foregoing;

7.                                       a court of competent jurisdiction enters an order or decree that (A) is an order for relief in respect of the Parent, the Company or any Significant Subsidiary of the Company or the Parent in an involuntary case under the Bankruptcy Code or any other applicable similar law, (B) appoints a Custodian of the  Parent, the Company or any Significant Subsidiary of the Company or the Parent or for substantially all of its property or (C) orders the winding-up or liquidation of its affairs; and such order or decree shall remain unstayed and in effect for a period of 60 consecutive days;

8.                                       except with respect to a Collateral Agreement for which all or substantially all of the assets comprising the Collateral thereunder have been transferred or sold or the Lien thereon released as permitted under the New Indenture, any Collateral Agreement shall cease to be in full force and effect, or shall cease to be effective in all material respects to grant the Trustee the Liens with the priority purported to be created thereby on a material portion of the Collateral thereunder, in each case for 30 days after the Issuers receive written notice thereof specifying such occurrence from the Trustee or the Holders of at least 25% of the outstanding principal amount of the New Notes;

9.                                       failure of the Parent, either Issuer or a Restricted Subsidiary to make, when due, any transfer, delivery, pledge, assignment or grant of Collateral required to be made by it and such failure continues unremedied for ten Business Days after notice of such failure is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding New Notes;

10.                                 the Parent, either Issuer or any Guarantor that is the Parent or a Significant Subsidiary of the Company or the Parent shall assert in writing that any Lien created under any Collateral Agreement is invalid or unenforceable; or

11.                                 (i) any Guarantee of a Guarantor that is a Significant Subsidiary ceases to be in full force and effect, is declared to be null and void and unenforceable, is found to be invalid or (ii) any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of the release of such Guarantor in accordance with the terms of the New Indenture).

The New Indenture provides that the Trustee shall, within 30 days of the occurrence of a default, give to the registered holders of the New Notes notice of all continuing defaults if Trustee has actual knowledge or has received written notice from the Issuers or any holder, but the Trustee shall be protected in withholding such notice if and so long as its Board of Directors, the executive committee of its Board of Directors or a committee of its directors and/or Trust Officers in good faith determines that withholding the notice is in the interest of the Holders.

If an event of default specified in clause (6) or clause (7) above occurs and is continuing, then automatically all unpaid principal of, and premium, if any, and accrued and unpaid interest, on all of the outstanding New Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.  If an event of default shall occur and be continuing, other than with respect to clause (6) or clause (7) above (the default not having been cured or waived as provided in the New Indenture), the Trustee or the Holders of at least 25% in principal amount of outstanding New Notes may declare the principal of and premium, if any, accrued interest, on all the New Notes to be due and payable by notice in writing to the Issuers and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” and the same shall become immediately due and payable.  Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the New Notes then outstanding upon the conditions provided in the New Indenture.

The New Indenture provides that the Holders of a majority in principal amount of the outstanding New Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; however, subject to certain conditions, the Trustee may refuse to follow any direction (which direction, if sent to the Trustee, shall be in writing) that the Trustee reasonably believes conflicts with any applicable law or the New Indenture, that the Trustee determines may be unduly prejudicial to the rights of another Holder, or that may subject the Trustee to personal liability; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction (which direction, if sent to the Trustee, shall be in writing).

(b)                                 Authentication and Delivery of the New Notes and Application of Proceeds.

The New Notes shall be executed on behalf each of the Issuers by one duly authorized Officer of such Issuer.  The signature of an Officer may be manual or facsimile.

A New Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Note.  The signature shall be conclusive evidence that the New Note has been authenticated under the New Indenture.

The Trustee shall authenticate and deliver securities for original issue in the aggregate principal amount not to exceed $50,000,000 plus the amount by which Noteholder Cash (as defined in the Exchange Offer) is less than $90.0 million.

There will be no proceeds resulting from the issuance of the New Notes.

(c)                                  Release of Property Subject to Lien

Release of Collateral.  The Trustee will not at any time release Collateral from the security interests and Liens created by the Collateral Agreements unless such release is in accordance with the provisions of the New Indenture and the applicable Collateral Agreements.  In the event of a continuing default, a release of Collateral will not be effective as against the Holders.

The release of any Collateral from the terms of the Collateral Agreements will not impair the security under the New Indenture if and to the extent the Collateral is released pursuant to the New Indenture and the Collateral Agreements.  The Issuers will comply with TIA Section 314(d) relating to the release of property from the security interests created by the New Indenture and the Collateral Agreements.  Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Issuers, except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected or approved by the Trustee in the exercise of reasonable care.

Notwithstanding any contrary provisions of the New Indenture, Collateral comprised of accounts receivable, inventory or the proceeds of the foregoing will be subject to release upon sales of such inventory and collection of the proceeds of such accounts receivable in the ordinary course of business.  If requested in writing by the Issuers, the Trustee will execute and deliver such documents, instruments or statements and to take such other action as the Issuers may reasonably request to evidence or confirm that the Collateral falling under Section 12.03 and Section 12.04 has been released from the Liens of each of the Collateral Agreements.

Specified Releases of Collateral.  The Issuers and the Guarantors will be entitled to obtain a full release of items of Collateral from the security interests and Liens created by the New Indenture, the New Notes and the Collateral Agreements upon compliance with the conditions precedent set forth in Section 4.13, 8.01 or 8.02 of the New Indenture and the applicable Collateral Agreements.  So long as no default exists, upon the request of the Issuers or any Guarantor and the furnishing of the items required by Section 12.04(b), the Trustee will take such action, including the delivery of appropriate UCC-3 termination statements, to release and reconvey to such Issuer or such Guarantor all of the Released Interests, and will deliver such Released Interests in its possession to such Issuer or such Guarantor.

So long as no default exists, the Issuers and the Guarantors will be entitled to obtain a release of, and the Trustee will release, the interests upon the condition that the Issuer or Guarantor has satisfied all applicable conditions precedent to any such release set forth in the New Indenture and the applicable Collateral Agreements as set forth in an Officers’ Certificate and an Opinion of Counsel delivered to the Trustee and has delivered to the Trustee the applicable items specified in Section 12.05(b) of the New Indenture.  To the extent that any cash proceeds held by the Trustee consist of Net Cash Proceeds described in Section 3.07 of the New Indenture, such cash proceeds shall be withdrawn and shall be utilized by the Trustee to make a Mandatory Prepayment for the Issuers pursuant to Section 3.07.  To the extent that any cash proceeds held by the Trustee consist of Net Cash Proceeds of Collateral received by the Trustee pursuant to the provisions of Sections 4.13 and 12.01(b) of the New Indenture and a Net Proceeds Offer has been made in accordance therewith, such cash proceeds may be withdrawn by the Issuers and paid by the Trustee to the Paying Agent for application in accordance with Section 4.13 of the New Indenture upon receipt by the Trustee of the certificates and other documentation set forth in Section 12.07 of the New Indenture

If the Issuers or any Domestic Restricted Subsidiary engage in any direct or indirect sale, issuance, conveyance, transfer, lease, assignment or other transfer for value of any Collateral of the type described in clauses (a) through (k) of the term “Asset Sale,” the Liens of the Trustee on such Collateral will automatically terminate and be released without any action by the Trustee, and the Trustee will, at the sole cost and expense of the Issuers or Domestic Restricted Subsidiary, execute and deliver to the Issuers or

Domestic Restricted Subsidiary documents, as the Issuer or Domestic Restricted Subsidiary will reasonably request to effect or evidence such termination.

(d)                                 Satisfaction and Discharge

The Issuers may terminate all of their obligations under the New Indenture when:

(1)                                  either:

(a)                                  all New Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid as provided in Section 2.07 and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)                                 all New Notes not delivered to the Trustee for cancellation (i) have become due and payable, (ii) shall become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and the Issuers have irrevocably deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the New Notes not delivered to the Trustee for cancellation, for principal of, and premium, interest and Additional Interest on the New Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption;

(2)                                  all other sums payable under the New Indenture by the Issuers have been paid; and

(3)                                  each Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the New Indenture have been complied with.

(e)                                  Evidence of Compliance with Conditions and Covenants

The Issuers will deliver to the Trustee, within 90 days after the end of the Company’s fiscal year, an Officers’ Certificate stating that a review of the activities of the Parent, the Issuers and their respective Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers (one of whom is the principal executive officer, principal financial officer or principal accounting officer) with a view to determining whether they have kept, observed, performed and fulfilled their obligations under the New Indenture and further stating, as to each such Officer signing such certificate, that to the best of such Officer’s actual knowledge the Parent, the

Issuers and their respective Restricted Subsidiaries during such preceding fiscal year have fulfilled each and every condition and covenant under the New Indenture in all material respects and at the date of such certificate there is no Default or Event of Default that has occurred and is continuing or, if such signers do know of such Default or Event of Default, the certificate shall describe the Default or Event of Default and its status with particularity.

The Issuers will, upon any Officer of the Issuers or the Parent becoming aware of any Default or Event of Default, deliver to the Trustee an Officers’ Certificate specifying such Default or Event of Default within five Business Days of such Officer becoming aware of such occurrence.

9.                                      Other Obligors.

Give the name and complete mailing address of any person, other than the applicants, who is an obligor upon indentured securities.

The only obligors on the New Notes are the Issuers and the only obligors on the Guarantees are the Guarantors.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application comprises:

(a)                                  Not applicable.

(b)                                 The statement of eligibility and qualification of the Trustee under the New Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1); and

(c)                                  The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

(i)                                                                                     Exhibit T3A.1 – Certificate of  Formation of Mrs. Fields Famous Brands, LLC (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(ii)                                                                                  Exhibit T3A.2 – Certificate of  Incorporation, as amended, of Mrs. Fields Financing Company, Inc. (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(iii)                                                                               Exhibit T3A.3 – Certificate of  Formation of GACCF, LLC (incorporated by reference to Exhibit 3.5 to the Registration

Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(iv)                                                                              Exhibit T3A.4* – Amendment of Certificate of  Formation of GACCF, LLC

(v)                                                                                 Exhibit T3A.5 – Certificate of  Formation of GAMAN, LLC (incorporated by reference to Exhibit 3.7 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(vi)                                                                              Exhibit T3A.6* – Amendment of Certificate of  Formation of GAMAN, LLC.

(vii)                                                                           Exhibit T3A.7 – Certificate of  Incorporation of Ms. Fields Franchising, LLC, (incorporated by reference to Exhibit 3.11 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(viii)                                                                        Exhibit T3A.8 – Certificate of  Incorporation of Ms. Fields Gifts, Inc., (incorporated by reference to Exhibit 3.13 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(ix)                                                                                Exhibit T3A.9 – Certificate of  Formation of PTF, LLC (incorporated by reference to Exhibit 3.17 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(x)                                                                                   Exhibit T3A.10* – Amendment of Certificate of  Formation of PTF, LLC.

(xi)                                                                                Exhibit T3A.11 – Certificate of  Formation of PMF, LLC (incorporated by reference to Exhibit 3.15 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xii)                                                                             Exhibit T3A.12* – Amendment of Certificate of  Formation of PMF, LLC.

(xiii)                                                                          Exhibit T3A.13 – Certificate of  Formation of TCBY Systems, LLC (incorporated by reference to Exhibit 3.26 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xiv)                                                                         Exhibit T3A.14 – Certificate of  Incorporation of The Mrs. Fields’ Brand, Inc. (incorporated by reference to Exhibit 3.19 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xv)                                                                            Exhibit T3A.15* – Certificate of  Incorporation of Mrs. Fields Original Cookies, Inc..

(xvi)                                                                         Exhibit T3A.16* – Certificate of Incorporation of TCBY of Aruba, Inc..

(xvii)                                                                      Exhibit T3A.17* – Certificate of Incorporation of TCBY of Australia, Inc.

(xviii)                                                                   Exhibit T3A.18* – Certificate of Incorporation of TCBY of Bolivia, Inc..

(xix)                                                                           Exhibit T3A.19* – Certificate of Incorporation of TCBY of Colombia, Inc..

(xx)                                                                              Exhibit T3A.20* – Certificate of Incorporation of TCBY of Kuwait, Inc.

(xxi)                                                                           Exhibit T3A.21* – Certificate of Incorporation of TCBY of Israel, Inc.

(xxii)                                                                        Exhibit T3A.22* – Certificate of Incorporation of TCBY of Jordan, Inc.

(xxiii)                                                                     Exhibit T3A.23* – Certificate of Incorporation of TCBY of Mexico, Inc.

(xxiv)                                                                    Exhibit T3A.24* – Certificate of Incorporation of TCBY of Portugal, Inc..

(xxv)                                                                       Exhibit T3A.25* – Certificate of Incorporation of TCBY of The Philippines, Inc.

(xxvi)                                                                    Exhibit T3A.26* – Certificate of Incorporation of TCBY of The Netherlands, Inc.

(xxvii)                                                                 Exhibit T3A.27* – Certificate of Incorporation of TCBY of Qatar, Inc.

(xxviii)                                                              Exhibit T3A.28* – Certificate of Incorporation of TCBY of Saudi Arabia, Inc.

(xxix)                                                                      Exhibit T3A.29* – Certificate of Incorporation of TCBY of South Africa, Inc.

(xxx)                                                                         Exhibit T3A.30* – Certificate of Incorporation of TCBY of Turkey, Inc.

(xxxi)                                                                      Exhibit T3A.31* – Certificate of Incorporation of TCBY United Kingdom, Inc.

(xxxii)                                                                   Exhibit T3A.32  – Articles of Incorporation of TCBY International, Inc. (f/k/a TCBY Preparation, Inc.) (incorporated by reference to Exhibit 3.21 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xxxiii)                                                                Exhibit T3A.33  – Articles of Amendment to Articles of Incorporation of TCBY International, Inc. (f/k/a TCBY Preparation, Inc.) changing name to TCBY International, Inc. (incorporated by reference to Exhibit 3.22 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xxxiv)                                                               Exhibit T3A.34  – Articles of Incorporation of TCBY of Texas, Inc. (incorporated by reference to Exhibit 3.24 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xxxv)                                                                  Exhibit T3A.35  – Articles of Incorporation of Mrs. Fields Cookies Australia (incorporated by reference to Exhibit 3.9 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xxxvi)                                                               Exhibit T3B.1 – Limited Liability Company Agreement, as amended, of Mrs. Fields Famous Brands, LLC (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xxxvii)                                                            Exhibit T3B.2 – Bylaws, as amended, of Mrs. Fields Financing Company, Inc. (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xxxviii)                                                         Exhibit T3B.3 – Limited Liability Company Agreement, as amended, of GACCF, LLC (incorporated by reference to Exhibit

3.6 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xxxix)                                                              Exhibit T3B.4 – Limited Liability Company Agreement, as amended, of GAMAN, LLC (incorporated by reference to Exhibit 3.8 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xl)                                                                                Exhibit T3B.5 – Limited Liability Company Agreement, as amended, of Mrs. Fields Franchising, LLC (incorporated by reference to Exhibit 3.12 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xli)                                                                             Exhibit T3B.6 – Bylaws, as amended, of Mrs. Fields Gifts, Inc. (incorporated by reference to Exhibit 3.14to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xlii)                                                                          Exhibit T3B.7 – Limited Liability Company Agreement, as amended, of PTF, LLC (incorporated by reference to Exhibit 3.18 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xliii)                                                                       Exhibit T3B.8 – Limited Liability Company Agreement, as amended, of PMF, LLC (incorporated by reference to Exhibit 3.16 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xliv)                                                                      Exhibit T3B.9 – Limited Liability Company Agreement, as amended, of TCBY Systems, LLC (incorporated by reference to Exhibit 3.26 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xlv)                                                                         Exhibit T3B.10 – Bylaws, as amended, of The Mrs. Fields’ Brand, Inc. (incorporated by reference to Exhibit 3.20 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(xlvi)                                                                      Exhibit T3B.11* – Bylaws, as amended, of Mrs. Fields Original Cookies, Inc.

(xlvii)                                                                   Exhibit T3B.12* – Bylaws, as amended, of TCBY Aruba, Inc.

(xlviii)                                                              Exhibit T3B.13* – Bylaws, as amended, of TCBY of Australia, Inc.

(xlix)                                                                      Exhibit T3B.14* – Bylaws, as amended, of TCBY of Bolivia, Inc.

(l)                                                                                     Exhibit T3B.15* – Bylaws, as amended, of TCBY of Colombia, Inc.

(li)                                                                                  Exhibit T3B.16* – Bylaws, as amended, of TCBY of Kuwait, Inc.

(lii)                                                                               Exhibit T3B.17* – Bylaws, as amended, of TCBY of Israel, Inc.

(liii)                                                                            Exhibit T3B.18* – Bylaws, as amended, of TCBY of Jordan, Inc.

(liv)                                                                           Exhibit T3B.19* – Bylaws, as amended, of TCBY of Mexico, Inc.

(lv)                                                                              Exhibit T3B.20* – Bylaws, as amended, of TCBY of Portugal, Inc.

(lvi)                                                                           Exhibit T3B.21* – Bylaws, as amended, of TCBY of The Philippines, Inc.

(lvii)                                                                        Exhibit T3B.22* – Bylaws, as amended, of TCBY of The Netherlands, Inc.

(lviii)                                                                     Exhibit T3B.23* – Bylaws, as amended, of TCBY of Qatar, Inc.

(lix)                                                                             Exhibit T3B.24* – Bylaws, as amended, of TCBY of Saudi Arabia, Inc.

(lx)                                                                                Exhibit T3B.25* – Bylaws, as amended, of TCBY of South Africa, Inc.

(lxi)                                                                             Exhibit T3B.26* – Bylaws, as amended, of TCBY of Turkey, Inc.

(lxii)                                                                          Exhibit T3B.27* – Bylaws, as amended, of TCBY United Kingdom, Inc.

(lxiii)                                                                       Exhibit T3B.28 – Bylaws of TCBY International, Inc. (f/k/a TCBY Preparation, Inc.) (incorporated by reference to Exhibit 3.23 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(lxiv)                                                                      Exhibit T3B.29 – Amended and Restated Bylaws of TCBY of Texas, Inc. 3.25 (incorporated by reference to Exhibit 3.25 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(lxv)                                                                         Exhibit T3B.30 – Bylaws of Mrs. Fields Cookies Australia (incorporated by reference to Exhibit 3.10 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

(lxvi)                                                                      Exhibit T3C – Form of Indenture Relating to the New Notes between the Issuers and the Trustee (included as an exhibit to the Pre-Packaged Plan of Reorganization filed as Exhibit T3E).

(lxvii)                                                                   Exhibit T3D – Not applicable.

(lxviii)                                                                Exhibit T3E* – Disclosure Statement of the Pre-Packaged Plan of Reorganization (including all exhibits thereto), dated as of August 15, 2008.

(xiv)                                                                         Exhibit T3F* – Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

(xv)                                                                            Exhibit 25.1* – Form T-1 Qualifying Bank of The New York Mellon Trust Company, N.A., as Trustee under the Indenture to be Qualified.

* Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants have duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Salt Lake City, and state of Utah, on August 15, 2008.

(SEAL)
MRS. FIELDS FAMOUS BRANDS, LLC

	By:	/s/ Michael R. Ward
		Name:	Michael R. Ward
		Title:	Executive Vice President and
Chief Legal Officer

MRS. FIELDS FINANCING COMPANY, INC.

	By:	/s/ Michael R. Ward
		Name:	Michael R. Ward
		Title:	Executive Vice President and
Chief Legal Officer

GACCF, LLC

	By:	/s/ Michael R. Ward
		Name:	Michael R. Ward
		Title:	Executive Vice President and
Chief Legal Officer

GAMAN, LLC

	By:	/s/ Michael R. Ward
		Name:	Michael R. Ward
		Title:	Executive Vice President and
Chief Legal Officer

MRS. FIELDS FRANCHISING, LLC.

	By:	/s/ Michael R. Ward
		Name:	Michael R. Ward
		Title:	Executive Vice President and
Chief Legal Officer

MRS. FIELDS GIFTS, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

MRS. FIELDS COOKIES AUSTRALIA

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

PTF, LLC

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

PMF, LLC

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY SYSTEMS, LLC

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY INTERNATIONAL, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF TEXAS, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

THE MRS. FIELDS’ BRAND, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

MRS. FIELDS ORIGINAL COOKIES, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY SAUDI ARABIA, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF MEXICO, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF ARUBA, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY UNITED KINGDOM, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF THE PHILIPPINES, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF QATAR, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF ISRAEL, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF PORTUGAL, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF THE NETHERLANDS, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF AUSTRALIA, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF JORDAN, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF KUWAIT, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF TURKEY, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF BOLIVIA, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF COLOMBIA, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF SOUTH AFRICA, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

Attested By:	/s/ Steve K. Passey
	Name:	Steve K. Passey
	Title:	Vice President, Chief Accounting Officer and Treasurer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A.1

Certificate of Formation of Mrs. Fields Famous Brands, LLC (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A.2

Certificate of Incorporation, as amended, of Mrs. Fields Financing Company, Inc. (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A.3

Certificate of Formation of GACCF, LLC (incorporated by reference to Exhibit 3.5 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A.4*	Amendment of Certificate of Formation of GACCF, LLC.

Exhibit T3A.5

Certificate of Incorporation of GAMAN, LLC (incorporated by reference to Exhibit 3.7 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A-6*	Amendment of Certificate of Formation of GAMAN, LLC.

Exhibit T3A.7

Certificate of Incorporation of Ms. Fields Franchising, LLC (incorporated by reference to Exhibit 3.11 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A.8

Certificate of Incorporation of Ms. Fields Gifts, Inc. (incorporated by reference to Exhibit 3.13 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A.9

Certificate of Formation of PTF, LLC (incorporated by reference to Exhibit 3.17 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A.10*	Amendment of Certificate of Formation of PTF, LLC.

Exhibit T3A.11

Certificate of Formation of PMF, LLC (incorporated by reference to Exhibit 3.15 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A.12*	Amendment of Certificate of Formation of PMF, LLC.

Exhibit T3A.13

Certificate of Formation of TCBY Systems, LLC (incorporated by reference to Exhibit 3.26 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A.14

Certificate of Incorporation of The Mrs. Fields’ Brand, Inc. (incorporated by reference to Exhibit 3.19 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A.15*	Certificate of Incorporation of Mrs. Fields Original Cookies, Inc.

Exhibit T3A.16*	Certificate of Incorporation of TCBY of Aruba, Inc.

Exhibit T3A.17*	Certificate of Incorporation of TCBY of Australia, Inc.

Exhibit T3A.18*	Certificate of Incorporation of TCBY of Bolivia, Inc.

Exhibit T3A.19*	Certificate of Incorporation of TCBY of Colombia, Inc.

Exhibit T3A.20*	Certificate of Incorporation of TCBY of Kuwait, Inc.

Exhibit T3A.21*	Certificate of Incorporation of TCBY of Israel, Inc.

Exhibit T3A.22*	Certificate of Incorporation of TCBY of Jordan, Inc.

Exhibit T3A.23*	Certificate of Incorporation of TCBY of Mexico, Inc.

Exhibit T3A.24*	Certificate of Incorporation of TCBY of Portugal, Inc.

Exhibit T3A.25*	Certificate of Incorporation of TCBY of The Philippines, Inc.

Exhibit T3A.26*	Certificate of Incorporation of TCBY of The Netherlands, Inc.

Exhibit T3A.27*	Certificate of Incorporation of TCBY of Qatar, Inc.

Exhibit T3A.28*	Certificate of Incorporation of TCBY of Saudi Arabia, Inc.

Exhibit T3A.29*	Certificate of Incorporation of TCBY of South Africa, Inc.

Exhibit T3A.30*	Certificate of Incorporation of TCBY of Turkey, Inc.

Exhibit T3A.31*	Certificate of Incorporation of TCBY United Kingdom, Inc.

Exhibit T3A.32

Exhibit T3A.32 – Articles of Incorporation of TCBY International, Inc. (f/k/a TCBY Preparation, Inc.) (incorporated by reference to Exhibit 3.21 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A.33

Exhibit T3A.33 – Articles of Amendment to Articles of Incorporation of TCBY International, Inc. (f/k/a TCBY Preparation, Inc.) changing name to TCBY International, Inc. (incorporated by reference to Exhibit 3.22 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A.34

Exhibit T3A.34 – Articles of Incorporation of TCBY of Texas, Inc. (incorporated by reference to Exhibit 3.24 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3A.35

Exhibit T3A.35 – Articles of Incorporation of Mrs. Fields Cookies Australia (incorporated by reference to Exhibit 3.9 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.1

Limited Liability Company Agreement, as amended, of Mrs. Fields Famous Brands, LLC (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.2

Bylaws, as amended, of Mrs. Fields Financing Company, Inc. (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.3

Limited Liability Company Agreement, as amended, of GACCF, LLC (incorporated by reference to Exhibit 3.6 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.4

Limited Liability Company Agreement, as amended, of GAMAN, LLC (incorporated by reference to Exhibit 3.8 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.5	Limited Liability Company Agreement, as amended, of Mrs. Fields Franchising, LLC (incorporated by reference to Exhibit 3.12 to the

Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.6

Bylaws, as amended, of Mrs. Fields Gifts, Inc. (incorporated by reference to Exhibit 3.14 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.7

Limited Liability Company Agreement, as amended, of PTF, LLC (incorporated by reference to Exhibit 3.18 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.8

Limited Liability Company Agreement, as amended, of PMF, LLC (incorporated by reference to Exhibit 3.16 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.9

Limited Liability Company Agreement, as amended, of TCBY Systems, LLC (incorporated by reference to Exhibit 3.26 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.10

Bylaws, as amended, of The Mrs. Fields’ Brand, Inc. (incorporated by reference to Exhibit 3.20 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.11*	Bylaws, as amended, of Mrs. Fields Original Cookies, Inc.

Exhibit T3B.12*	Bylaws, as amended, of TCBY Aruba, Inc.

Exhibit T3B.13*	Bylaws, as amended, of TCBY of Australia, Inc.

Exhibit T3B.14*	Bylaws, as amended, of TCBY of Bolivia, Inc.

Exhibit T3B.15*	Bylaws, as amended, of TCBY of Colombia, Inc.

Exhibit T3B.16*	Bylaws, as amended, of TCBY of Kuwait, Inc.

Exhibit T3B.17*	Bylaws, as amended, of TCBY of Israel, Inc.

Exhibit T3B.18*	Bylaws, as amended, of TCBY of Jordan, Inc.

Exhibit T3B.19*	Bylaws, as amended, of TCBY of Mexico, Inc.

Exhibit T3B.20*	Bylaws, as amended, of TCBY of Portugal, Inc.

Exhibit T3B.21*	Bylaws, as amended, of TCBY of The Philippines, Inc.

Exhibit T3B.22*	Bylaws, as amended, of TCBY of The Netherlands, Inc.

Exhibit T3B.23*	Bylaws, as amended, of TCBY of Qatar, Inc.

Exhibit T3B.24*	Bylaws, as amended, of TCBY of Saudi Arabia, Inc.

Exhibit T3B.25*	Bylaws, as amended, of TCBY of South Africa, Inc.

Exhibit T3B.26*	Bylaws, as amended, of TCBY of Turkey, Inc.

Exhibit T3B.27*	Bylaws, as amended, of TCBY United Kingdom, Inc.

Exhibit T3B.28

Bylaws of TCBY International, Inc. (f/k/a TCBY Preparation, Inc.) (incorporated by reference to Exhibit 3.23 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.29

Amended and Restated Bylaws of TCBY of Texas, Inc. 3.25 (incorporated by reference to Exhibit 3.25 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3B.30

Bylaws of Mrs. Fields Cookies Australia (incorporated by reference to Exhibit 3.10 to the Registration Statement on Form S-4 (No. 333-115046) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit T3C	Form of Indenture Relating to the New Notes between the Issuers and the Trustee (included as an exhibit to the Pre-Packaged Plan of Reorganization filed as Exhibit T3E) .

Exhibit T3D	Not applicable.

Exhibit T3E*	Disclosure Statement of the Pre-Packaged Plan of Reorganization (including all exhibits thereto), dated as of August 15, 2008.

Exhibit T3F*	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit 25.1*	Form T-1 Qualifying Bank of The New York Mellon Trust Company, N.A., as Trustee under the Indenture to be Qualified.

* Filed herewith